SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                      PACIFIC INTERNATIONAL SERVICES CORP.
                (Name of the Issuer and Person Filing Statement)

                 10% Convertible Subordinated Debenture due 2007
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                  Alan M. Robin
                      Chairman and Chief Executive Officer
                      Pacific International Services Corp.
                       1600 Kapiolani Boulevard, Suite 825
                             Honolulu, Hawaii 96814
                                 (808) 926-4242
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                      on Behalf of Person Filing Statement)

                                October 31, 1995
                       (Date Tender Offer First Published,
                       Sent or given to Security Holders)

                            CALCULATION OF FILING FEE

       Transaction Valuation*             Amount of Filing Fee
       ----------------------             --------------------
             $3,250,000                          $650.00

* Calculated as of October 31, 1995, pursuant to Rule 0-11(a)(4) under the Securities Act of 1933) as amended, based on the average of the high and low prices of the Company's Common Stock to be received by the tendering holders of the Company's 10% Convertible Subordinated Debentures due 2007 on the NASDAQ Small-Cap listings on October 27, 1995. Assumes that $5.25 million in principal amount of 10% Convertible Subordinated Debentures due 2007 will be accepted for exchange pursuant to the Exchange Offer.

( ) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable


Item 1.   SECURITY AND ISSUER.

     (a) The name of the issuer is Pacific International Services Corp., a California corporation (the "Company"). The Company's principal executive office is located at 1600 Kapiolani Boulevard, Suite 825, Honolulu, Hawaii 96814 (telephone number (808) 926-4242).

     (b) This schedule relates to the solicitation made by the Company to the holders of the Company's outstanding $5,250,000 (face value) of 10% Convertible Subordinated Debentures Due 2007 (the "Debentures", the holder of such a Debenture is referred to herein as a "Debtholder") to tender the Debentures in exchange for each $1.00 in face amount of the Debentures so tendered and exchanged, upon and subject to the terms and conditions of the Offer to Exchange (the "Exchange Offer") and in the related Letter of Transmittal, each of which is dated as of October 31, 1995 (copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which together constitute the "Offer"),
               (i) $.50 in cash, (ii) .769505 shares of the Company's common stock, $0.10 stated value (the "Common Stock"), and (iii) a proportionate share of new debentures (the "New Debentures") of the Company in an aggregate principal amount equal to $1,050,000 less the principal amount of Debentures not so tendered and less the amount, if any, of a new promissory note which may be issued to Dollar Systems, Inc. ("Dollar"), as part of the sale by the Company of substantially all of the assets and certain of the liabilities comprising the Company's vehicle rental division and related operations (collectively, the "Division"). The Company will not accept for tender less than $4,988,000 in face amount of outstanding Debentures and will accept up to 100% of the outstanding Debentures. Scott Lang is the only executive officer or director of the Company who owns any Debentures. Mr. Lang is the holder of $73,000 of Debentures and has indicated that he intends to tender his Debentures pursuant to the Exchange Offer. The information set forth under the captions "Introduction", "Principal Amount of Debentures; Proation; Extension of the Exchange Offer", "Transactions and Arrangements Concerning Old Debentures", and "Exchange of Old Debentures" in the Exchange Offer is incorporated herein by reference.

     (c) The information set forth under the captions "Introduction" and "Description of the Common Stock" in the Exchange Offer is incorporated herein by reference.

     (d)       This statement is being filed by the issuer.

Item 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth under the caption "Source and Amount of Funds" in the Exchange Offer is incorporated herein by reference.

Item 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          The information set forth in the introductory pages (pages i-vii) of the Exchange Offer is incorporated herein by reference.

     (a)  As part of the Proposed Sale (as described in clause (c) of this Item
          3), Dollar will be issued 10% of the Company's Common Stock on a fully diluted basis. In addition, part of the consideration of the Debtholders for the Exchange Offer will be to receive .769505 shares of the Company's Common Stock for each $1.00 in face amount of the Debentures tendered and the issuance of the New Debentures, as more fully described in clause (b) of Item 1 above.

     (b) Concurrent with the Exchange Offer, the Company is also soliciting from each Debtholder acceptances of a prepackaged plan of reorganization which will be implemented if the Exchange Offer is not consummated and the requisite Debtholder acceptance is obtained for such reorganization. The information set forth under the caption "Introduction" in the Exchange Offer is incorporated herein by reference.

     (c) As part of the Offer, substantially all of the Company's assets relating to or used in the Division, are to be sold (the "Proposed Sale") pursuant to the terms and conditions of a Settlement Agreement dated as of July 18, 1995 (as have been and may be amended, the "Settlement Agreement") by and between the Company and Dollar (a copy of which is attached hereto as Exhibit (c)(1)). The purchase price for the assets of the Division is comprised of (i) $2,625,000 in cash and (ii) the assumption by Dollar of certain liabilities relating to the Division, including, without limitation, approximately $3,225,000 owed by the Company to Dollar. If the Proposed Sale closes, Dollar will also receive 10% of the Common Stock of the Company on a fully-diluted basis as additional consideration and the Company may elect to issue and, if so issued, Dollar shall accept, a promissory note (the "Net Worth Note"), to the extent that the net worth of the Division as of the deemed closing of the Proposed Sale as shown on an unaudited balance sheet (the "Unaudited Balance Sheet") to be delivered by the Company to Dollar at the closing of the Proposed Sale is more negative than negative Six Hundred Thousand Dollars (-$600,000). The Net Worth Note shall be in a principal amount up to $1,050,000 and shall have minimal covenants, a balloon principal payment due September 1, 2007 and semi-annual interest payments at a per annum rate of 10%. Dollar and the Company have agreed that the closing of the Proposed Sale shall be deemed to have occurred on October 31, 1995 (the "Settlement Date") regardless of the actual date of the consummation of the sale, transfer and conveyance of the Division's assets by the Company and the purchase of the Division's assets by Dollar paying the consideration described above and the settlement of certain contested claims by Dollar and the Company to the extent provided in the Settlement Agreement, and the making of other agreements, all as contemplated by the Settlement Agreement. The information set forth under the captions "Introduction", "Source and Amount of Funds" and "Certain Information About the Company" in the Exchange Offer is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth under the captions "Introduction" and "Source and Amount of Funds" in the Exchange Offer is incorporated herein by reference.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.

Item 4.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth under the captions "Transactions and Arrangements Concerning the Old Debentures" and "Miscellaneous" in the Exchange Offer is incorporated herein by reference.

     Neither the Company, nor to the Company's knowledge, any of its executive officers or directors has engaged in any transactions involving the Debentures during the period of forty business days prior to the date hereof.

Item 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Except as stated under the caption "Fees and Expenses" and "Transactions and Arrangements Concerning Old Debentures" in the Exchange Offer, which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Exchange Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors and any person with respect to any securities of the Company. See clause (b) of Item 1 herein describing Scott Lang's holdings. All officers and directors of the Company who are also shareholders have indicated they will vote as shareholders to approve the sale to Dollar.

Item 6.   PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Not applicable.

Item 7.   FINANCIAL INFORMATION.

     (a) - (b) The information set forth under the caption "Certain Information About the Company" in the Exchange Offer is incorporated herein by reference.

Item 8.   ADDITIONAL INFORMATION.

     (a) The Company's employment contract with Alan M. Robin, which has been assumed by South Seas Motors, Inc. for a period of three years, provides that Mr. Robin will receive an annual salary of $322,235.00 and upon a change in control or a termination of Mr. Robin's employment, Mr. Robin could be entitled to a termination payment based on a sliding scale over time the maximum amount of which would be equal to two times his base salary in effect at the time of such termination.

     (b) The information set forth under the captions "Certain Conditions of the Exchange Offer" and "Certain Legal Matters; Regulatory Approvals" in the Exchange Offer is incorporated herein by reference.

     (c)       Not applicable.

     (d) The information set forth under the caption "Certain Legal Matters; Regulatory Approvals" in the Exchange Offer is incorporated herein by reference.

     (e) The Company is not aware of any additional information that would be material to the decision of a holder of Debentures to exchange or hold the Debentures subject to the Exchange Offer.

Item 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)  (1)  (A)  Form of Offer to Exchange, dated October 31, 1995 with attached (i) Liquidation Analysis, (ii) Report of Independent Public Accountants prepared by Price Waterhouse LLP and (iii) form of Indenture.

               (B) Form of Letter to the Record Holders of Pacific International Services Corp.'s 10% Convertible Subordinated Debentures Due 2007

          (2) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute w-
               9).

          (3)  Form of Notice of Guaranteed Delivery.

          (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees regarding the Offer.

          (5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees regarding the Offer.

          (6)  Form of Press Release issued by the Company on October 31, 1995.*

          (7) Form of Information Agent Agreement between the Company and Georgeson & Company Inc.*

          (8) Form of Depository Agent Agreement between the Company and First Fidelity Bank, N.A. (excluding exhibits)*


     (b)  Not Applicable.

     (c) (1) Settlement Agreement dated as of July 18, 1995 by and between the Company and Dollar.*

     (d)  Not Applicable.

     (e)  Not Applicable.

     (f)  Not Applicable.

_______________
   *Not mailed to holders of Debentures.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 31, 1995

                              PACIFIC INTERNATIONAL SERVICES CORP.


                              By: /s/ Alan M. Robin
                                 Chairman and Chief Executive Officer